Exhibit 99.1

Yandex announces a binding agreement to divest News and Zen services

Moscow, Amsterdam, August 23, 2022 – Yandex N.V., a Dutch public limited company, today announced that its Russian operating subsidiary has entered into a binding agreement with VK, one of Russia’s largest social media businesses, to sell Yandex’s news aggregation platform and Zen infotainment service as well as the main page, where both services have been located. As sole consideration for these assets, Yandex will acquire 100% of the food delivery service Delivery Club.

The Board and management of Yandex have concluded that the interests of the company’s stakeholders, including its Class A shareholders, are best served by pursuing the strategic exit from its media businesses (other than entertainment streaming), while continuing to focus on other technologies and services, including search, advertising, online-to-offline transactional businesses and a number of B2B technology businesses, among others. The Board of Directors has approved the transaction.

In line with this strategic focus, ya.ru will become Yandex’s main page and the key entry point into Search, Mail and other non-media services. The company will also launch a new application for Android called Yandex with Alice. The core service for both Yandex's new main page ya.ru and new application Yandex with Alice will be our Search engine. Upon the completion of the transaction, Yandex's current main application for Android will change its name to Yandex Start. It will then function as a browser and users will be able to choose the start page in their settings. The Yandex app for iOS will continue to work as before, but without News and Zen.

Following the completion of the transaction, the current main page with News and Zen will be renamed dzen.ru and will be controlled and further developed by VK (including control over the content and look & feel). The related News and Zen brands and technologies will be also transferred to VK.

Delivery Club, the leading food and grocery delivery service in Russia, will become a part of Yandex’s E-commerce, Mobility and Delivery segment. Following the completion of the transaction, users will be able to continue to use both Yandex Eats and Delivery Club apps, while couriers, working with Delivery Club, will join the Yandex Pro technological platform. Yandex intends to maintain the Delivery Club brand.

The transaction is subject to anti-monopoly approval in Russia and is expected to close in the coming months.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

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